

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2015

Via E-mail
John Simard
Chief Executive Officer
XBiotech Inc.
8201 E. Riverside Drive
Building 4, Suite 100
Austin, TX 78744

> **Re:** **XBiotech Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 27, 2015**
> **File No. 333-201813**

Dear Mr. Simard:

We have reviewed amendment no. 2 to your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business
Current Clinical Investigation Activity
US Registration Study Oncology, page 55

1. We note your response to our prior comment 2. As indicated in your response letter, please revise your disclosure to state that the FDA placed your oncology study on a partial clinical hold on July 10, 2014 and briefly explain the reason for the hold.

You may contact Rolf Sundwall at (202) 551-3105 or Sharon Blume at (202) 551-3474 if you have any questions regarding comments on the financial statements or related matters. Please contact Alla Berenshteyn (202) 551-4325 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       Laura M. Holm, Esq.
       Quarles & Brady LLP